Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 17 DATED FEBRUARY 20, 2015

TO THE PROSPECTUS DATED APRIL 28, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2014 (the “Prospectus”), as supplemented by Supplement No. 16, dated January 16, 2015. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

B.	To update disclosure in the section of the Prospectus titled “The Advisor and the Advisory Agreement.”

C.	To update disclosure in the section of the Prospectus titled “Plan of Distribution.”

A.	Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

1. The following new subsection is inserted immediately prior to the subsection titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments – Corporate Line of Credit” on page 81 of the Prospectus:

Joint Venture

Build-To-Core Industrial Partnership I LP

On February 12, 2015, which we refer to as the “Effective Date,” IPT BTC I GP LLC, which we refer to as the “General Partner,” and IPT BTC I LP LLC, which we refer to as the “IPT Limited Partner,” admitted each of bcIMC International Real Estate (2004) Investment Corporation, which we refer to as the “BCIMC Pension Partner,” and bcIMC (WCBAF) Realpool Global Investment Corporation, which we refer to as the “BCIMC Accident Fund Partner,” as limited partners in Build-To-Core Industrial Partnership I LP, which we refer to as the “BTC Partnership,” and entered into that certain Amended and Restated Agreement of Limited Partnership of the BTC Partnership, which we refer to as the “BTC Partnership Agreement,” setting forth the terms pursuant to which the parties intend to jointly invest in a portfolio of industrial properties located in certain major United States distribution markets, and to be comprised of approximately (i) 80% development investments and (ii) 20% core investments and value-add investments. The General Partner and the IPT Limited Partner, which we refer to collectively as the “IPT Partners,” are both our wholly-owned subsidiaries. We refer to the BCIMC Pension Partner and the BCIMC Accident Fund Partner collectively as the “BCIMC Limited Partner,” and we refer to the IPT Partners, the BCIMC Limited Partner and the Sell-Down Transferee (as described below) (as applicable) collectively as the “Partners.” The BTC Partnership Agreement sets forth certain rights and obligations among the Partners, including the following key provisions:

•	As of the Effective Date, the IPT Partners own a 51% interest in the BTC Partnership and the BCIMC Limited Partner owns the remaining 49% interest. The IPT Limited Partner has the right to transfer a portion of its interest in the BTC Partnership in connection with the IPT Sell-Down (as described below). The BTC Partnership has a term ending on the tenth anniversary of the Effective Date, which we refer to as the “Term,” and has an investment period, which we refer to as the “Investment Period,” ending on the earliest to occur of: (i) the fifth anniversary of the Effective Date and (ii) twelve months after the expiration of the four year period in which the General Partner is obligated to present investment opportunities to the BTC Partnership, which we refer to as the “Identification Period.” The Identification Period may be shortened upon the rejection by the BCIMC Limited Partner’s representative on the executive committee of the BTC Partnership, which we refer to as the “BCIMC Representative,” of a certain number of presented investment opportunities.

•	As previously disclosed, we, through our indirect ownership of a 100% interest in the BTC Partnership, acquired a 100% fee interest in the Dallas Distribution Portfolio and the Peachtree Industrial Center in November 2014 and December 2014, respectively. Following the admission of the BCIMC Limited Partner to the BTC Partnership and prior to the IPT Sell-Down, our indirect interest in the Dallas Distribution Portfolio and the Peachtree Industrial Center will be 51%. The BCIMC Limited Partner contributed approximately $61.2 million as a result of its acquisition of a 49% interest in the BTC Partnership.

•	Investments made by the BTC Partnership will be held indirectly through wholly-owned subsidiaries of the BTC Partnership, which we refer to individually as a “Partnership Subsidiary.” Each Partnership Subsidiary is expected to elect to be treated as a REIT for U.S. federal income tax purposes.

•	The General Partner will manage the day-to-day operations of the BTC Partnership, subject to the rights of the BCIMC Limited Partner and the Sell-Down Transferee (as applicable) to approve certain major decisions, including, but not limited to: the acquisition and sale of investments; the creation or assumption of debt financing; entering into or terminating certain material agreements; settling material litigation; materially changing the tax or legal structure of the BTC Partnership; entering into certain affiliate transactions; waiver of certain material rights; winding up, dissolution or liquidation of the BTC Partnership; and any merger or consolidation of the BTC Partnership.

•	The General Partner is required to have the properties in the BTC Partnership portfolio appraised by an independent appraiser within the calendar year following acquisition with respect to core investments and within the calendar year following the date of stabilization (as defined in the BTC Partnership Agreement) with respect to development and value-add investments. Thereafter, the General Partner is required to have such investments appraised by an independent appraiser annually.

•	The BTC Partnership Agreement contains procedures for making distributions to the parties, including incentive distributions to the General Partner, which are subject to certain return thresholds being achieved.

•	The Partners will be obligated to make capital contributions in proportion to their respective partnership interests with respect to each approved investment during the Investment Period. In addition, both during and after the Investment Period, the General Partner is permitted to make additional capital calls with respect to certain preservation costs, certain limited operating and capital variances and other items.

•	The failure of a Partner to make a required capital contribution will result in the non-defaulting Partner having the right, but not the obligation, to: (i) require the Partner who made the capital call to revoke or revise the capital call notice and return the capital contributed by the non-defaulting partner pursuant to such capital call; (ii) fund the shortfall which, if funded, will be treated as a preferred equity capital contribution to the BTC Partnership which accrues a preferred return; or (iii) make a capital contribution to the BTC Partnership equal to the shortfall which will result in the dilution of the defaulting Partner’s interest in the BTC Partnership. In addition, the defaulting Partner may forfeit certain rights under the BTC Partnership Agreement, which rights will be reinstated if the funding of the shortfall is treated as a loan and the defaulting Partner repays the loan in full. If the defaulting Partner is an IPT Partner, then during the default period, it will be grounds to remove the General Partner for “cause,” as described below.

•	Subject to certain exceptions, during the Identification Period, the General Partner is required to present (i) all development and value-add industrial property investment opportunities and (ii) one out of every three core industrial property investment opportunities on a rotational basis, to the BTC Partnership for consideration. If the BTC Partnership declines to invest in any such opportunity due to the rejection by the BCIMC Representative of the potential investment, we or our affiliates will be permitted to pursue the opportunity. The General Partner’s obligation to present investment opportunities as described herein will terminate under certain circumstances, including but not limited to the removal of the General Partner or the rejection by the BCIMC Representative of a certain number of presented opportunities, as described above.

•	The General Partner may be removed for “cause,” as defined in the BTC Partnership Agreement, which includes, but is not limited to: (i) the commission by the General Partner of an uncured material breach, a willful bad act, or gross negligence which has a material adverse effect on the BTC Partnership; (ii) an unpermitted change in control of us; or (iii) the bankruptcy of the General Partner. If the BCIMC Limited Partner requests the removal of the General Partner, the removal determination will be made by binding arbitration. If the arbitration results in a determination to remove the General Partner, then the BCIMC Limited Partner and the Sell-Down Transferee (if applicable) will either appoint a replacement general partner from a previously approved list of third-party real estate and investment management companies prior to the IPT Sell-Down or a replacement general partner that they select from and after the IPT Sell-Down. The commencement of an arbitration proceeding to remove the General Partner will result in the BCIMC Limited Partner having the right to trigger the “buy-sell mechanism” described below with respect to the BTC Partnership’s entire investment portfolio.

•

Each of the IPT Limited Partner, the BCIMC Limited Partner and the Sell-Down Transferee (if applicable) will not be permitted to transfer their respective interests in the BTC Partnership to a third party until the date on which 85% of the rentable space of the BTC Partnership’s last acquired development investment has been leased to tenants under leases for which the lease commencement date has occurred and such tenants have taken occupancy of their premises and have commenced base rent payments, which we refer to as the “Trigger Date.” at which time each of the IPT Limited Partner, the BCIMC Limited Partner and the Sell-Down Transferee (if applicable) will be permitted to transfer all (but not less than all) of their respective interests, subject to certain limitations and requirements (including, with respect to a transfer of the IPT Limited Partner’s interest in the BTC Partnership to a transferee, the requirement that there be a concurrent transfer by the General Partner of its interest in the BTC Partnership to such transferee, which transfer shall be subject to the limitations set forth in the immediately succeeding sentence). Following the Trigger Date, the General Partner also will be permitted to transfer its interest in the BTC Partnership to a third party institutional transferee meeting certain conditions set forth in the BTC Partnership Agreement, subject to the approval of the BCIMC Limited Partner and the Sell-Down Transferee (if applicable). Each Partner may transfer its respective interest to an affiliate of such Partner at any time, subject to certain limitations. With respect to a transfer to a third party, any non-transferring Partner will have a right of first offer with respect to the transferring Partner’s interest, as well as customary tag-along rights.

•	The IPT Limited Partner may transfer a portion of its interest in the BTC Partnership, which we refer to as the “IPT Sell-Down,” to a third party meeting certain conditions set forth in the BTC Partnership Agreement, which we refer to as the “Sell-Down Transferee,” provided that the IPT Limited Partner maintains at least a 10% interest in the BTC Partnership following the IPT Sell-Down.

•	At any time after the Trigger Date, the IPT Limited Partner, the BCIMC Limited Partner or the Sell-Down Transferee (if applicable) will have the right to trigger a buy-sell mechanism. For purposes of the buy-sell mechanism, the IPT Partners will be deemed a single party. Upon delivery of a buy-sell notice, the buy-sell mechanism shall commence by any party offering to purchase the entire interest of the other party and the offeree must either sell its interest at the offered price or elect to buy the interest of the offering partner at the offered price. The IPT Partners will have a one-time right to delay any liquidation of the portfolio and the buy-sell process for up to 90 days (which in certain events may be extended to not more than six months in aggregate) if we are pursuing a transaction by which our common shares would become listed on a national securities exchange.

•	Not more than 12 months prior to the expiration of the Term, each of the IPT Limited Partner, the BCIMC Limited Partner and the Sell-Down Transferee (if applicable) will have the right to cause a forced sale of the investment portfolio and other assets of the BTC Partnership for a proposed portfolio price, subject to a right of first offer in favor of the non-initiating Partners to acquire the entire interest of the initiating Partner for a price determined in accordance with the terms of the BTC Partnership Agreement, which we refer to as the “ROFO Price.” In the event the non-initiating Partners decline to purchase the interest of the initiating Partner for the ROFO Price, the initiating Partner will have the right to market the portfolio to a third party at a price not less than 98% of the initiating Partner’s original proposed portfolio price. The initiating Partner may thereafter elect to present a forced sale of the portfolio for a price less than 98% of the initiating Partner’s original proposed portfolio price, subject to a right of first refusal in favor of the non-initiating Partners.

•	In the event of (i) a dispute as to “cause” (as described above) or (ii) a deadlock event prior to the Trigger Date, each of the IPT Limited Partner, the BCIMC Limited Partner and the Sell-Down Transferee (if applicable) may deliver a written arbitration notice to the other Partners and initiate a final and binding arbitration procedure as described in the BTC Partnership Agreement.

•	As compensation for the General Partner providing acquisition and asset management services and, to the extent applicable, development management and development oversight services or acting as the sole guarantor of indebtedness of the BTC Partnership, the BTC Partnership will pay the General Partner, or its designee, certain fees in accordance with the terms of the BTC Partnership Agreement.

2. The following subsection supersedes and replaces the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Corporate Line of Credit” on page 81 of the Prospectus and the disclosure in Section G.5 of Supplement No. 16, dated January 16, 2015:

On January 13, 2014, we, through the Operating Partnership, entered into a $100.0 million revolving credit facility agreement with JPMorgan Chase Bank, N.A., as Administrative Agent; Wells Fargo Bank, National Association, as Syndication Agent; J.P. Morgan Securities LLC and Wells Fargo Securities, LLC as Joint Bookrunners and Co-Lead Arrangers; and KeyBank National Association and Regions Bank as Co-Documentation Agents, all of whom we collectively refer to herein as the prior bank group. On November 21, 2014, we, through the Operating Partnership, amended and increased the amount of our existing credit facility by entering into a $250.0 million revolving credit facility agreement, which we refer to herein as the Credit Facility Agreement, with the prior bank group. On December 19, 2014, we, through the Operating Partnership, entered into an amendment to the Credit Facility Agreement in order to increase the size of the credit facility to $350.0 million. The lenders under the Credit Facility Agreement, as amended, include the prior bank group, as well as U.S. Bank National Association, Capital One, National Association and Fifth Third Bank, all of whom we collectively refer to herein as the lenders. The Credit Facility Agreement provides us with the ability from time to time to increase the size of the credit facility by an additional $150.0 million up to a total of $500.0 million subject to receipt of lender commitments and other conditions. The maturity date of the Credit Facility Agreement is January 13, 2017, and may be extended pursuant to two one-year extension options, subject to continuing compliance with the financial covenants and other customary conditions and the payment of extension fees. At our election, borrowings under the Credit Facility Agreement will be charged interest based on LIBOR plus a margin ranging from 1.90% to 2.75%, or on an alternative base rate plus a margin of 0.90% to 1.75%, each depending on our consolidated leverage ratio. Borrowings under the Credit Facility Agreement are available for general corporate purposes including but not limited to the acquisition and operation of permitted investments. As of December 31, 2014, the amount outstanding was $235.0 million with an interest rate of 2.07%.

Borrowings under the Credit Facility Agreement are guaranteed by us and certain of our subsidiaries. The Credit Facility Agreement requires the maintenance of certain financial covenants, including covenants concerning: (i) consolidated tangible net worth; (ii) consolidated fixed charge coverage ratio; (iii) consolidated leverage ratio; (iv) secured indebtedness; (v) secured recourse indebtedness; (vi) unencumbered interest coverage ratio; (vii) unencumbered asset pool leverage ratio; and (viii) unencumbered property pool criteria.

In addition, the Credit Facility Agreement contains customary affirmative and negative covenants, which, among other things, require us to deliver to the lenders specified quarterly and annual financial information, and limit us, subject to various exceptions and thresholds from: (i) creating liens (other than certain permitted liens) on the unencumbered asset pool; (ii) merging with other companies or changing ownership interest; (iii) selling all or substantially all of our assets or properties; (iv) transferring a material interest in the borrower; (v) entering into transactions with affiliates, except on an arms-length basis; (vi) making certain types of investments; and (vii) if in default under the Credit Facility Agreement, paying certain distributions or certain other payments to affiliates.

The Credit Facility Agreement permits voluntary prepayment of principal and accrued interest and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Credit Facility Agreement, the lenders may accelerate the repayment of amounts outstanding under the Credit Facility Agreement and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

B.	Update to the Section of the Prospectus Titled “The Advisor and the Advisory Agreement”

The following updates and replaces the second to last paragraph in the subsection titled, “The Advisory Agreement” on page 99 of the Prospectus:

        The Advisor and its affiliates are paid fees in connection with services they provide to us. The Advisor may also, directly or indirectly (including, without limitation, through us or our subsidiaries), receive fees from our joint venture partners and co-owners of our properties for services provided to them with respect to their proportionate interests. Fees received from joint venture partners or co-owners of our properties and paid, directly or indirectly (including, without limitation, through us or our subsidiaries), to the Advisor may be more or less than similar fees that we pay to the Advisor pursuant to the Advisory Agreement. On February 12, 2015, the General Partner of the BTC Partnership and the Advisor entered into an agreement, which we refer to as the “Services Agreement,” pursuant to which the General Partner appointed the Advisor to provide acquisition and asset management services and, to the extent applicable, development management and development oversight services to the BTC Partnership, which we refer to as the “BTC Advisory Services” and has assigned to the Advisor the fees payable pursuant to the BTC Partnership Agreement for providing the BTC Advisory Services. As a result of the payment of the fees pursuant to the Services Agreement, the fees payable to the Advisor pursuant to the Advisory Agreement by and among us, the Advisor and the Operating Partnership will be reduced by the product of (i) the fees actually paid to the Advisor pursuant to the Services Agreement, and (ii) the percentage interest of the BTC Partnership owned by the IPT Partners. Accordingly, the aggregate of all fees paid to the Advisor for providing BTC Advisory Services to the BTC Partnership will not exceed the aggregate amounts otherwise payable to the Advisor pursuant to the Advisory Agreement. In addition, the General Partner has agreed to share with the Advisor a portion of any incentive distributions paid to the General Partner by the BTC Partnership in an amount equal to 40% of the percentage interest of the BTC Partnership held by partners other than the IPT Partners.

In the event the Advisory Agreement is terminated, the Advisor will be paid all accrued and unpaid fees and expense reimbursements earned prior to the date of termination. We will not reimburse the Advisor or its affiliates for services for which the Advisor or its affiliates are entitled to compensation in the form of a separate fee. See “Management Compensation” for a description of the compensation paid to the Advisor and its affiliates, as well as for a description of the Expense Support Agreement we entered into with the Advisor.

C.	Update to the Section of the Prospectus Titled “Plan of Distribution”

The following updates and replaces the last three sentences of the second to last paragraph on page 183 in the “Plan of Distribution” section of the Prospectus:

Subject to certain limitations in our agreements, we have agreed to indemnify the Dealer Manager and participating broker dealers and the Dealer Manager and participating broker dealers have agreed to severally indemnify us, our officers and our directors against certain liabilities in connection with this offering, including liabilities arising under the Securities Act. In addition, in connection with selected dealer agreements entered into between the Dealer Manager and each of Investment Centers of America, Inc., INVEST Financial Corporation, National Planning Corporation, and SII Investments, Inc., the Sponsor has agreed to indemnify each of the broker dealers and we have agreed to reimburse the Sponsor for any amounts it is required to pay to the broker dealers concerning these matters. However, the SEC and some state securities commissions take the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable. See discussion below of our indemnification obligations pursuant to the selected dealer agreement that we entered into with Ameriprise Financial.